UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH, 2005.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD

Date:   March 31, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                       TSX Venture: HPM       OTCBB: HPMOF

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NEWS RELEASE                                                      MARCH 31, 2005

                            PRIVATE PLACEMENT CLOSING


VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSXV-HPM AND OTCBB-HPMOF)

In January 2005, the Company announced a 4 million unit private placement at a price of $0.10 per unit, each unit comprising one common share and one-half share purchase warrant, with each full warrant exercisable for two years at $0.15 per share in the first year and $0.20 per share in the second year. To date, the Company has closed on and issued 3,550,000 units with 2,350,000 units having a hold period until June 3, 2005, 750,000 units until June 8, 2005 and 450,000 until July 30, 2005.

The funds are being utilized for ongoing exploration activities and working capital purposes.

The Company has recently completed its winter work program at the Nayarit property and a report on the results is forthcoming.

Hilton Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "HPM", and on the OTCBB under symbol "HPMOF". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Hilton's assets in this sector. Management aims to identify exploration projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

ON BEHALF OF THE BOARD                      INVESTOR INFORMATION CONTACT:
                                            Des O'Kell at 1-888-303-3361 or
/s/ NICK DEMARE                             email:   des@elandjennings.com
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Nick DeMare, President                      WEBSITE: www.hiltonresourcesltd.com


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.